UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  May 14, 2007

                                  ------------

                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

                                                                EARNINGS RELEASE
--------------------------------------------------------------------------------

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
OLA B0STERUD                                                        May 10, 2007
Phone   +47 67 52 64 00
Mobile: +47 90 95 47 43

CHRISTOPHER M0LLERL0KKEN
Phone:  +47 67 51 43 16
Mobile: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Parrott
Phone: +1 281 509 8000



                    PGS Unaudited First Quarter 2007 Results


                            CONTINUED EARNINGS GROWTH

     MAY 10, 2007: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) today announced its unaudited first quarter 2007 results under IFRS.

     o    BEST QUARTERLY RESULT EVER: Operating profit of $119.5 million, up
          15.5 million (15%) compared to Q1 2006. Revenues of $352.5 million, up $41.6 million (13%)

     o MARINE: Operating profit of $114.2 million in Q1 2007, up $12.6 million (12%) from Q1 2006 driven by improved contract margins

     o ONSHORE: Operating profit of $12.3 million in Q1 2007, up $2.7 million (28%) from Q1 2006, positively impacted by increased multi-client activity and good performance of arctic crews

     o DISTRIBUTION TO SHAREHOLDERS: Share buy back program commenced in January 2007 and the Company has bought back shares to the value of $49.2 million during the quarter. Board will recommend a special dividend of NOK 10 per share (for approval on the annual general meeting)

     o MAJOR NEW FRANCHISE: Entered into a Heads of Agreement for sale of Ramform Victory and continued technical and operational support by PGS to Japanese Ministry of Economy, Trade and Industry ("METI")




---------------------------------------------------------------------------------------------------------------
Petroleum Geo-Services ASA   Phone: +47 6752 6400    Petroleum Geo-Services Inc      Phone:+1 281-509-8000
Strandveien 4                Fax:   +47 6752 6464    15150 Memorial Drive            Fax:  +1 281-509-8500
P.O. Box 89                                          Houston, TX 77079, USA
N-1325 Lysaker, Norway

Key figures (IFRS)(1)

                                                        Quarter ended
                                                          March 31,            Year ended
                                                   ------------ ------------   December 31,
                                                      2007         2006           2006
(In millions of dollars, except per share data)     Unaudited    Unaudited      Unaudited
-------------------------------------------------- ------------ ------------ --------------
Revenues                                               $ 352.5      $ 310.9      $ 1,308.4
-------------------------------------------------- ------------ ------------ --------------
Operating profit/EBIT                                    119.5        104.0          359.5
-------------------------------------------------- ------------ ------------ --------------
Income before income tax expense (benefit)               118.1         88.7          310.9
-------------------------------------------------- ------------ ------------ --------------
Net income to equity holders                              98.3         85.0          394.7
-------------------------------------------------- ------------ ------------ --------------
Earnings per share ($ per share)                          0.55         0.47           2.19
-------------------------------------------------- ------------ ------------ --------------
Adjusted EBITDA (as defined)                             184.5        134.4          614.3
-------------------------------------------------- ------------ ------------ --------------
Net cash provided by operating activities                117.3         72.7          575.8
-------------------------------------------------- ------------ ------------ --------------
Cash investment in multi-client library                   57.8         10.1          120.7
-------------------------------------------------- ------------ ------------ --------------
Capital expenditures                                      34.3         19.4          165.4
-------------------------------------------------- ------------ ------------ --------------
Total assets (period end)                              1,374.9      2,085.5        1,369.3
-------------------------------------------------- ------------ ------------ --------------
Cash and cash equivalents (period end)                    80.1        123.7          124.0
-------------------------------------------------- ------------ ------------ --------------
Net interest bearing debt (period end)                 $ 220.9      $ 797.2        $ 190.3
-------------------------------------------------- ------------ ------------ --------------

(1) Following the completion of the demerger and public offering of Petrojarl on June 29, 2006, the Key figures reflects, for all periods presented, a presentation of the operations of the Production segment and the gain from sale of Petrojarl shares, as discontinued operations. Total assets include Production assets up to date of the demerger.

     Svein Rennemo, PGS President and Chief Executive Officer, commented:

     "We have experienced a further market upturn and improving prices for our services. Our streamer contract EBIT margin was around 50% in Q1 2007, and with strength visible in all regional markets. In light of the strong demand elsewhere, we will use less seismic capacity in the North Sea this season as compared to last year. Looking further ahead, bidding activity for the 2008 North Sea season has already started, around three months earlier than last year, indicating for the present sustained tight market outlook for seismic acquisition capacity.

     During the quarter we entered into a ground breaking Heads of Agreement with the Japanese Ministry of Economy, Trade and Industry, which involves a sale of the seismic vessel Ramform Victory in Q4 2007 and an exclusive service agreement for a project expected to last for up to 10 years. The agreement is recognition of our unique position in marine seismic acquisition.

     We expect increased demand for more advanced seismic technologies going forward. Accordingly, PGS is now launching initiatives to raise the bar for seismic acquisition even further. We are bringing the Next Generation Streamer Technology to the market, which represents a breakthrough in improving quality of seismic data and efficiency of acquisition. Additionally, the Q3 installation of a permanent fiber optic 4D4C system in the Gulf of Mexico for one of the Majors confirms that we are a leader in the emerging market of reservoir monitoring through fiber optic technology.

     Share buy backs in the first quarter amounted to 1.2% of our outstanding share capital. In addition, our Board of Directors has approved a proposal to be put to our annual general meeting in June to pay a special dividend of NOK 10 per share, or NOK 1.8 billion in total. I am very satisfied that PGS currently is able to combine substantial investments in growing our business with substantial shareholder return."

Q1 HIGHLIGHTS

     PGS GROUP

     o Revenues of $352.5 million, up $41.6 million (13%) from Q1 2006, mainly driven by increased multi-client pre-funding revenues, both in Marine and Onshore

     o    Operating profit of $119.5 million, up $15.5 million (15%) from Q1
          2006

     o Income before income tax expense (benefit) of $118.1 million, up $29.4 million (33%) from Q1 2006

     o Net income to equity holders of $98.3 million, up $13.3 million (16%) from Q1 2006

     o    Cash flow from operations of $117.3 million, up $44.6 million from Q1
          2006

     o Investments in multi-client library of $57.8 million, up $47.7 million from Q1 2006

     o    Capital expenditures of $34.3 million, compared to $19.4 million in Q1
          2006

     o Net interest bearing debt of $220.9 million at March 31, 2007, up $30.6 million in Q1, primarily due to the repurchase of Company shares combined with the higher level of multi-client cash investments and capital expenditures

     o    $49.2 million used to purchase own shares


     MARINE

     o Total revenues of $270.2 million, up $21.6 million (9%) from Q1 2006 despite a significant shift in the fleet utilization from contract to multi-client

     o Operating margin for Marine contract seismic was at an all time high at around 50% compared to around 40% in Q1 2006

     o Contract seismic revenues of $160.9 million, down $22.5 million (12%) from Q1 2006. Significant improvement in contract prices and margins was more than offset by a reduction of capacity used for contract acquisition from 87% in Q1 2006 to 57% in Q1 2007

     o Multi-client revenues of $92.2 million, up $36.7 million (66%) from Q1 2006 due to increased multi-client investment activity at higher levels of pre-funding (ratio of 124% of capitalized cash investment in Q1 2007 compared to 65% in Q1 2006)

     o    Operating profit of $114.2 million, up $12.6 million (12%) from Q1
          2006

     o    Capital expenditures of $31.4 million, up $14.4 million compared to Q1
          2006

     o Order backlog at March 31, 2007 of $533 million compared to $512 million at December 31, 2006. The backlog number includes $133 million of committed pre-funding on scheduled multi-client projects


     ONSHORE

     o Revenues were at an all time high of $81.5 million, up $19.0 million (30%) from Q1 2006

     o    Operating profit of $12.3 million, up $2.7 million (28%) from Q1 2006

     o Performance improvement driven mainly by Alaska activity and increased multi-client pre-funding revenues

     o Order backlog at March 31, 2007 of $135 million compared to $138 million at December 31, 2006


OUTLOOK 2007

     MARINE

     o Full year streamer contract EBIT margins are expected to increase substantially from 2006 levels to around 50-55%

     o    Multi-client revenues are expected to be higher than 2006

     o Multi-client cash investments are expected to be approximately $170-190 million, an approximate doubling of the 2006 investment level

     o    Capital expenditure is expected to be approximately $200 million

     ONSHORE

     o Revenues and operating profit expected to be approximately in line with 2006, with Q2 negatively impacted by two North Africa crews expected to relocate to new projects and lower seasonal activity in Alaska and Canada

     o Multi-client cash investments are planned to be approximately $60 million

     o    Capital expenditure is expected to be in the range of $20-25 million

                 Petroleum Geo-Services ASA and Subsidiaries (1)
                      Consolidated Statements of Operations



                                                                                           Quarter ended      Year ended
                                                                                             March 31,       December 31,
                                                                                      ---------------------- -----------
                                                                                             2007        2006        2006
                                                                                        Unaudited   Unaudited   Unaudited
------------------------------------------------------------------------------------------------------------------------
                                                                             (In thousands of dollars, except share data)
Revenues                                                                                $ 352,490   $ 310,943 $ 1,308,419
--------------------------------------------------------------------------------    -------------  ---------- -----------
Cost of sales (2)                                                                         148,461     159,603     619,271
Research and development costs (2)                                                          2,081       3,032      12,490
Selling, general and administrative costs (2)                                              17,428      13,946      62,350
Depreciation and amortization                                                              65,036      30,342     254,776
--------------------------------------------------------------------------------    -------------  ---------- -----------
   Total operating expenses                                                               233,006     206,923     948,887
--------------------------------------------------------------------------------    -------------  ---------- -----------
   Operating profit                                                                       119,484     104,020     359,532
Income (loss) from associated companies                                                     (198)           6          10
Interest expense                                                                          (5,162)    (18,392)    (53,617)
Other financial items, net                                                                  3,956       3,096       4,948
--------------------------------------------------------------------------------    -------------  ---------- -----------
   Income before income tax expense (benefit)                                             118,080      88,730     310,873
Income tax expense (benefit)                                                               19,732      14,906    (54,584)
--------------------------------------------------------------------------------    -------------  ---------- -----------
   Income from continuing operations                                                       98,348      73,824     365,457
Income from discontinued operations, net of tax                                                 -      11,264      32,285
--------------------------------------------------------------------------------    -------------  ---------- -----------
   NET INCOME                                                                            $ 98,348    $ 85,088   $ 397,742
================================================================================    =============  ========== ===========
Net income attributable to minority interests                                                   -          57       3,006
--------------------------------------------------------------------------------    -------------  ---------- -----------
   NET INCOME TO EQUITY HOLDERS OF PGS ASA                                               $ 98,348    $ 85,031   $ 394,736
================================================================================    =============  ========== ===========
Basic and diluted income from continuing operations, net of minority
   interest, per share                                                                     $ 0.55      $ 0.41      $ 2.01
Basic and diluted income from discontinued operations, net of tax, per share                    -        0.06        0.18
--------------------------------------------------------------------------------    -------------  ---------- -----------
Basic and diluted net income to equity holders of PGS ASA, per share                       $ 0.55      $ 0.47      $ 2.19
================================================================================    ============= =========== ===========
Weighted average basic and diluted shares outstanding (3)                             178,938,250 180,000,000 180,000,000
--------------------------------------------------------------------------------    ------------- ----------- -----------

REVENUES BY QUARTER 2006 & 2007               ADJUSTED EBITDA (4) BY QUARTER
                                                       2006 & 2007

     [GRAPHIC OMITTED]                               [GRAPHIC OMITTED]


(1) THIS INFORMATION HAS BEEN PREPARED BASED ON IFRS. THE INTERIM FINANCIAL INFORMATION FOR 2007 AND 2006 AND THE YEAR ENDED DECEMBER 31, 2006 ARE UNAUDITED.

(2) EXCLUDING DEPRECIATION AND AMORTIZATION, WHICH IS SHOWN SEPARATELY.

(3) WEIGHTED AVERAGE BASIC AND DILUTED SHARES OUTSTANDING FOR Q1 2007 HAS BEEN REDUCED BY THE AVERAGE NUMBERS OF OWNS SHARES BOUGHT BY THE COMPANY DURING THE QUARTER.

(4) ADJUSTED EBITDA, WHEN USED BY THE COMPANY, MEANS INCOME BEFORE INCOME TAX EXPENSE (BENEFIT) LESS, OTHER FINANCIAL ITEMS, INTEREST EXPENSE, INCOME (LOSS) FROM ASSOCIATED COMPANIES AND DEPRECIATION AND AMORTIZATION. SEE SUPPORT TABLES FOR A MORE DETAILED DISCUSSION OF AND RECONCILIATION OF ADJUSTED EBITDA TO INCOME BEFORE INCOME TAX EXPENSE (BENEFIT). ADJUSTED EBITDA MAY NOT BE COMPARABLE TO OTHER SIMILARY TITLED MEASURES FROM OTHER COMPANIES. PGS HAS INCLUDED ADJUSTED EBITDA AS A SUPPLEMENTAL DISCLOSURE BECAUSE MANAGEMENT BELIEVES THAT IT PROVIDES USEFUL INFORMATION REGARDING PGS' ABILITY TO SERVICE DEBT AND TO FUND CAPITAL EXPENDITURES AND PROVIDES INVESTORS WITH A HELPFUL MEASURE FOR COMPARING ITS OPERATING PERFORMANCE WITH THAT OF OTHER COMPANIES. ADJUSTED EBITDA IS CONSIDERED A NON IFRS MEASURE.

OPERATIONS

     The Company reports its business in two segments:

     o Marine, which consists of streamer seismic data acquisition, marine multi-client library, data processing and reservoir consulting; and

     o Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library.

     All transactions relating to the Production segment, which was spun off in June 2006, are presented as discontinued operations in the financial statements for all periods presented.

     Consolidated revenues in Q1 2007 were $352.5 million, an increase of $41.6 million, or 13%, from $310.9 million in Q1 2006. The increase of consolidated revenues is primarily attributable to increased multi-client pre-funding revenues, both in Marine and Onshore.

     Consolidated operating profit showed improvement rising to $119.5 million for Q1 2007 compared to $104.0 million in Q1 2006.

     MARINE. Total revenues increased by $21.6 million, or 9%, from $248.6 million in Q1 2006 to $270.2 million in Q1 2007.

     Contract revenues decreased by $22.5 million, or 12%, from $183.4 million in Q1 2006 to $160.9 million in Q1 2007. Although marine contract seismic prices improved substantially in Q1 2007 compared to Q1 2006, revenues were down because of the significant reduction in capacity deployed in marine contract acquisition. The Company used 57% of its total capacity in marine contract acquisition in Q1 2007, compared to 87% in Q1 2006, a reduction of 34%. The EBIT margin on marine contract acquisition was around 50% in Q1 2007, in line with previous guidance of marine contract margin of around 50-55% in 2007 and significantly over Q1 2006 of approximately 40%. Vessel steaming and yard time made up 11% of capacity in Q1 2007 compared to 13% in Q1 2006.

     Multi-client late sales decreased by $9.4 million, or 19%, from $50.5 million in Q1 2006 to $41.1 million in Q1 2007. Stronger late sales in the North Sea and Brazil were more than offset by lower late sales in West Africa.

     Multi-client pre-funding revenues increased strongly by $46.1 million, or 922%, from $5.0 million in Q1 2006 to $51.1 million in Q1 2007, driven by increased multi-client activity in relation to the ongoing Crystal multi-client wide azimuth survey in the Gulf of Mexico, which is on schedule, in addition to multi-client activity offshore Brazil and Lebanon. Capitalized cash investments in multi-client library increased to $41.3 million in Q1 2007 compared to $7.7 million in Q1 2006. In Q1 2007, 32% of 3D streamer capacity was used for multi-client acquisition (corresponds to 36% of active vessel time) compared to 0% in Q1 2006. For the full year, PGS expects to use approximately 30% of its active vessel time, excluding steaming and yard time, in multi-client acquisition, compared to 17% in 2006. The majority of multi-client activity for 2007 is planned for the first half of the year. Pre-funding revenues were 124% of multi-client cash investments in Q1 2007 compared to 65% in Q1 2006.

     Marine reported an operating profit of $114.2 million in Q1 2007 compared to $101.6 million in Q1 2006. The improvement was driven primarily by significantly improved pricing on marine contract seismic partly offset by the effect of increasing the portion of fleet capacity used for multi-client acquisition. Operating profit during the period of multi-client investment is in general lower as substantial portion of revenues typically occur in later years in the form of late sales. Accordingly, while multi-client pre-funding levels increased over Q1 2006, the higher level of multi-client investment activity had negative impact on Q1 2007 operating profit as compared to Q1 2006.

     Operating expenses (before depreciation and amortization) decreased by $9.4 million compared to Q1 2006 due to increased capitalization of costs related to investments in multi-client seismic. There has been a strong general cost level increase for fuel, personnel and project related costs. As a consequence of a strong market, the industry is facing general cost inflation on personnel and project specific costs, chartered in vessels, including support- and shooting vessels.

     ONSHORE. Total revenues increased by $19.0 million (30%), from $62.5 million in Q1 2006 to $81.5 million in Q1 2007. Contract revenues increased by $0.8 million to $53.6 million in Q1 2007. Multi-client revenues (including pre-funding) increased $18.1 million to $27.9 million in Q1 2007, primarily as a result of increased multi-client pre-funding revenues on new surveys in the U.S. Capitalized cash investments in multi-client library totaled $16.5 million in Q1 2007 compared to $2.5 million in Q1 2006.

     Onshore recorded an operating profit of $12.3 million in Q1 2007, up $2.7 million (28%) compared to an operating profit of $9.6 million in Q1 2006. The improvement is primarily driven by strong results from our seasonal Alaskan operation and achieving strong multi-client sales. Due to seasonal less activity in Alaska and Canada and relocation of two crews, we expect Onshore to deliver significantly lower revenues and operating profit in Q2 2007.


DEPRECIATION AND AMORTIZATION

     Gross depreciation (before capitalization to multi-client library) was $21.8 million in Q1 2007 compared to $20.2 million in Q1 2006.

     Amortization of the multi-client library totaled $47.8 million (40% of multi-client revenues) in Q1 2007 compared to $10.2 million (16% of multi-client revenues) in Q1 2006. Amortization primarily relates to pre-funding revenues, which carry an amortization rate of at least 45% (as long as such amortization would not exceed total cost). Late sales from surveys which were already fully amortized, multi-client tape sales and royalties, were $35.7 million in Q1 2007 compared to $50.6 million in Q1 2006, causing amortization rate relating to late sales to be low.

     The improved seismic market over the past two years has generated substantial levels of multi-client late sales and has resulted in a relatively low net book value of the library. In addition, the Company is experiencing a general high level of interest in new multi-client projects and for the new generation of high technology surveys. As a result of these improved conditions, effective January 1, 2007, the Company introduced a new amortization category of 45% to better match income and expenses. This resulted in a reduction of Q1 2007 amortization expense of $6.4 million.

     The Company amortizes its multi-client library primarily based on the ratio between the cost of surveys and the total forecasted sales for such surveys. In applying this method, surveys are categorized into four amortization categories with amortization rates of 90%, 75%, 60% or 45% of sales amounts. Each category includes surveys where the remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category.

     The Company also applies minimum amortization criteria for the library projects based generally on a five-year life. The Company calculates and records minimum amortization individually for each multi-client survey or pool of surveys at year-end.

     The Company regularly evaluates the useful life of its property and equipment. In this regard, the Company has experienced that its current generation of streamer equipment has a longer useful life than previously estimated. Accordingly, effective January 1, 2007, the Company increased the useful life of its streamer equipment from 6 years to 7 years. This resulted in a reduction of depreciation expense in Q1 2007 of $1.2 million.

INTEREST EXPENSE

     Interest expense in Q1 2007 was $5.2 million compared to $18.4 million in Q1 2006, a reduction of $13.2 million. The decrease reflects a significant reduction of interest-bearing debt, as well as a reduction of capital leases outstanding.

     Capitalized interest for multi-client surveys and construction in progress was $2.0 million in Q1 2007 and $0.3 million in Q1 2006.


OTHER FINANCIAL ITEMS, NET

     Other financial items, net, for Q1 2007 was an income of $4.0 million compared to an income of $3.1 million in Q1 2006, and includes:

     o Interest income of $2.5 million in Q1 2007 compared to $2.3 million in Q1 2006,

     o Foreign currency gain of $2.1 million in Q1 2007 compared to a gain of $2.8 million in Q1 2006. During Q1 the USD has weakened against NOK. The gain is primarily relating to unrealized gains (including reversal of previous unrealized losses) on forward contracts to purchase NOK, which the Company enters into to manage its exposure to expenditures in other currencies than USD (see description in the paragraph "Liquidity and Financing" below).


INCOME TAX EXPENSE

     Income tax expense in Q1 2007 was $19.7 million compared to a tax expense of $14.9 million in Q1 2006. Income tax expense in Q1 2007 is significantly impacted by reversal of tax provisions related to uncertain tax positions. In total $19.5 million has been reversed based on events and new information received during the quarter. Disregarding the reversal of $19.5 million, the effective tax rate for the quarter is 33.3%. Deferred tax represented an expense of $26.8 million in Q1 2007 compared to $4.8 million in Q1 2006. Current tax expense was $12.4 million in Q1 2007 compared to $10.1 million in Q1 2006. Current tax expense relates primarily to withholding taxes or income taxes in countries were the Company has no carry forward losses or where there are limitations on use of such losses.

     The Company has substantial deferred tax assets in different jurisdictions, predominantly in Norway and UK. During 2006, it was concluded that available evidence, including recent profits and estimates of projected future taxable income, supported a more likely than not conclusion that the related deferred tax assets would be realized in the future. This resulted in a deferred tax asset in the consolidated balance sheets of $150 million at December 2006. In Q1 2007, $26.8 million of this deferred tax asset has been utilized which gives a remaining deferred tax asset as of March 31, 2007 of $123.2 million.

     With its multi-national operations, the Company is subject to taxation in many jurisdictions around the world with increasingly complex tax laws. As previously disclosed, the Company has identified issues in several jurisdictions that could eventually make us liable to pay material amounts in taxes relating to prior years. The Company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due.

CAPITAL INVESTMENTS

     Cash investments in multi-client library (Marine and Onshore) totaled $57.8 million in Q1 2007 and $10.1 million in Q1 2006. The increase primarily relates to increased multi-client activity in Gulf of Mexico, Brazil and offshore Lebanon as well as onshore U.S.

     Capital expenditures (excluding capital expenditures of discontinued operations) totaled $34.3 million in Q1 2007 compared to $19.4 million in Q1 2006, consisting of:

     o Marine with $31.4 million in Q1 2007 compared to $17.0 million in Q1 2006. The Q1 2007 amount includes $6.1 million of capital expenditures relating to the construction of two new Ramform seismic vessels and $8.9 million in upgrade of the streamerpool,

     o    Onshore with $2.5 million in Q1 2007 compared to $2.0 million in Q1
          2006,

     o Shared Services and Corporate combined, $0.3 million in Q1 2007 compared to $0.5 million in Q1 2006.

               Petroleum Geo-Services ASA and Subsidiaries (1)
                          Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------------------------------------
                                                                                               March 31,         December 31,
                                                                                --------------------------------   ----------
                                                                                             2007           2006         2006
                                                                                        Unaudited      Unaudited    Unaudited
-----------------------------------------------------------------------------------------------------------------------------
                                                                                              (In thousands of dollars)
ASSETS
   Cash and cash equivalents                                                             $ 80,084      $ 123,685    $ 123,983
   Restricted cash                                                                         20,457         18,980        8,711
   Shares available for sale and investment in securities                                   4,671          6,729        5,296
   Accounts receivable, net                                                               210,184        210,054      194,587
   Unbilled and other receivables                                                         120,215        116,168      113,006
   Other current assets                                                                    80,272         76,914       77,514
--------------------------------------------------------------------------------    -------------   ------------   ----------
        Total current assets                                                              515,883        552,530      523,097
--------------------------------------------------------------------------------    -------------   ------------   ----------
   Property and equipment, net                                                            581,271      1,336,202      565,829
   Multi-client library, net                                                              107,355        139,606       92,837
   Restricted cash                                                                         10,014         10,014       10,014
   Long-term deferred tax assets                                                          123,212         11,066      150,000
   Investments in associated companies                                                      7,695          5,812        1,383
   Other long-lived assets                                                                 18,864         28,096       19,144
   Other intangible assets, net                                                            10,630          2,137        6,960
--------------------------------------------------------------------------------    -------------   ------------   ----------
          Total long-term assets                                                          859,041      1,532,933      846,167
--------------------------------------------------------------------------------    -------------   ------------   ----------
     Total assets                                                                     $ 1,374,924    $ 2,085,463  $ 1,369,264
================================================================================    =============   ============   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
   Short-term debt and current portion of long-term debt                                 $ 12,914       $ 22,790     $ 13,027
   Current portion of capital lease obligations                                             5,321          6,579        6,893
   Accounts payable                                                                        70,030         64,791       84,521
   Accrued expenses                                                                       181,031        170,398      189,132
   Income taxes payable                                                                    60,751         32,845       64,261
   Current deferred tax liabilities                                                        10,370              -            -
--------------------------------------------------------------------------------    -------------   ------------   ----------
     Total current liabilities                                                            340,417        297,403      357,834
--------------------------------------------------------------------------------    -------------   ------------   ----------
   Long-term debt                                                                         306,335        908,588      306,063
   Long-term capital lease obligations                                                      6,917         11,906        7,025
   Long-term deferred tax liabilities                                                           -          1,414       13,313
   Other long-term liabilities                                                             70,866        174,120       84,891
--------------------------------------------------------------------------------    -------------   ------------   ----------
     Total long-term liabilities                                                          384,118      1,096,028      411,292
--------------------------------------------------------------------------------    -------------   ------------   ----------
   Minority interest                                                                            3          1,049            -
   Common stock: par value NOK 3; authorized 198,000,000 shares; issued and outstanding 180,000,000 shares at March 31, 2007 and December 31, 2006;
     and 60,000,000 shares authorized, issued and outstanding,
     par value NOK 10, at March 31, 2006                                                   78,208         85,714       78,208
   Additional paid-in capital                                                             120,134        287,576      118,249
   Accumulated earnings                                                                   508,347        318,711      409,999
   Own shares                                                                            (49,182)              -            -
   Cumulative translation adjustment and other reserves                                   (7,121)        (1,018)      (6,318)
--------------------------------------------------------------------------------    -------------   ------------   ----------
        Total shareholders' equity                                                        650,389        692,032      600,138
--------------------------------------------------------------------------------    -------------   ------------   ----------
        Total liabilities and shareholders' equity                                    $ 1,374,924    $ 2,085,463  $ 1,369,264
================================================================================    =============   ============   ==========

(1) THIS INFORMATION HAS BEEN PREPARED BASED ON IFRS. THE INTERIM FINANCIAL INFORMATION FOR 2007 AND 2006 AND AS OF DECEMBER 31, 2006, ARE UNAUDITED.


SHARES AND SHAREHOLDERS' EQUITY

     PGS' Extraordinary General Meeting held on December 13, 2006, approved the split of the PGS shares in the ratio of three-for-one. Following the share split, the Company has 180,000,000 ordinary shares, all one class and with equal rights, issued and outstanding. The ordinary shares are listed on the Oslo Stock Exchange. The Company's American Depository Shares ("ADS"), each of which represents one ordinary share, are listed on the New York Stock Exchange.

     As of December 31, 2006, we had obtained shareholder authorization for a share repurchase program for up to 10% of our share capital. The authorization is valid until July 2007 and the Board will propose for the annual general meeting in June to approve a new authorization. In Q1 2007, the Company started executing the program and spent $49.2 million to re-purchase a total of 2,123,500 shares, representing 1.2% of total shares outstanding.


LIQUIDITY AND FINANCING

     At March 31, 2007, cash and cash equivalents amounted to $80.1 million compared to $124.0 million at December 31, 2006. Restricted cash amounted to $30.5 million at March 31, 2007 compared to $18.7 million at December 31, 2006.

     The Company has a $150 million revolving credit facility maturing in 2010, out of which $6.2 million was used for letter of credits at March 31, 2007 while the remaining amount was undrawn.

     Net cash provided by operating activities was $117.3 million in Q1 2007 compared to $72.7 million in Q1 2006. Cash flow in Q1 2007 reflects strong earnings, partially offset by increases in net working capital related to customer balances and timing of payments to suppliers and third parties.

     Interest bearing debt, including capital leases, was approximately $331 million as of March 31, 2007 compared to $333 million as of December 31, 2006. Following the refinancing in December 2005, a term-loan maturing in 2012, with the original amount of $850 million and a remaining balance as of March 31, 2007, of $243.6 million, is the primary component of the Company's long-term debt. The Company made debt and capital lease repayments amounting to $1.8 million in Q1 2007.

     Net interest bearing debt (interest bearing debt less cash and cash equivalents, restricted cash and interest bearing investments) was approximately $221 million at March 31, 2007 compared to $190 million at December 31, 2006.

     PGS conducts business in various currencies and is subject to foreign currency exchange rate risk on cash flows related to revenues, expenses and financing and investing transactions in currencies other than the U.S. dollar. The Company's cash flows from operations are primarily denominated in USD, GBP and NOK. Revenues are predominantly denominated in USD while a portion of operating expenses is incurred in GBP and NOK. The Company hedges a portion of its foreign currency exposure related to expenditures in non-USD currencies by entering into contracts to buy non-USD currencies forward. While the Company enters into these contracts with the purpose of reducing its exposure to changes in exchange rates, it does not account for the contracts as hedges unless they are hedges of a firm contract. All outstanding forward currency contracts are recorded at estimated fair value and gains or losses are included in other financial items, net.

     The Company has entered into interest rate swap agreements to manage the interest rate profile on debt. These swap agreements are accounted for as interest rate hedges as long as the hedging criteria are met. The Company's interest-bearing debt predominantly has a fixed interest rate (including the effect of swaps).


UK LEASES

     The Company entered into capital leases from 1996 to 1998 relating to Ramform Challenger, Valiant, Viking, Victory and Vanguard. These leases, which are fully defeased, are described more fully in PGS' Annual Report on Form 20-F for the year ended December 31, 2005.

     In Q1 2007, the Company terminated the leases for Ramform Victory and took formal ownership of the vessel. The leases for Ramform Viking and Vanguard were terminated in December 2006.

     The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities ("Tax Indemnities") and for variations in actual interest rates from those assumed in the leases ("Interest Rate Differential").

     With respect to the Interest Rate Differential, the defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company pays additional rentals in excess of the defeased rental payments. The Interest Rate Differential is considered to be a financial derivative that is accounted for at fair value with corresponding changes in fair value reported through the income statement. The carrying value of the Interest Rate Differential at March 31, 2007 was a liability of $5.8 million.


BASIS OF UNAUDITED FINANCIAL STATEMENTS

     Effective January 1, 2007 PGS adopted IFRS as its primary basis for financial reporting. Reference is made to the separate IFRS transition report issued April 20, 2007 for description of significant accounting policies. Prior periods presented have been adjusted to be in accordance with IFRS.

     For additional support to the unaudited, first quarter 2007 results under IFRS and related news release and presentation; please visit our web site www.pgs.com.



                                      ****

     Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

                 Petroleum Geo-Services ASA and Subsidiaries (1)
                     Consolidated Statements of Cash Flows

------------------------------------------------------------------------------------------------------------------------------
                                                                                           Quarter ended            Year ended
                                                                                               March 31,          December 31,
                                                                                    ----------------------------  ------------
                                                                                             2007           2006          2006
                                                                                        Unaudited      Unaudited     Unaudited
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (In thousands of dollars)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
   Net income                                                                            $ 98,348       $ 85,031     $ 394,736
   Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation and amortization, continuing operations                               65,036         30,342       254,776
        Depreciation and amortization, discontinued operations                                  -         13,226        27,666
        Non-cash net gain on sale of shares                                                     -              -      (27,127)
        Provision for deferred income taxes                                                26,788          8,879     (115,735)
        (Gain) loss on sale of assets                                                          97        (1,712)       (3,926)
        Net (increase) decrease in cash related to discontinued operations                      -          (508)         2,010
        Net (increase) decrease in restricted cash                                       (11,746)        (3,978)         3,773
        Other items                                                                         2,557             68        12,190
        (Increase) decrease in accounts receivable, net                                  (15,597)          3,567      (18,962)
        (Increase) decrease in unbilled and other receivables                             (7,209)       (55,799)      (59,108)
        (Increase) decrease in other current assets                                       (4,682)          (570)      (17,514)
        (Increase) decrease in other long-lived assets                                        121          1,113         7,418
        Increase (decrease) in accounts payable                                          (14,491)        (9,494)        17,744
        Increase (decrease) in accrued expenses and income taxes payable                 (11,611)         12,598       102,051
        Increase (decrease) in other long-term liabilities                               (10,264)       (10,030)       (4,184)
--------------------------------------------------------------------------------    -------------   ------------   -----------
   Net cash provided by operating activities                                              117,347         72,733       575,808
--------------------------------------------------------------------------------    -------------   ------------   -----------
CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES:
   Investment in multi-client library                                                    (57,775)       (10,145)     (120,745)
   Capital expenditures                                                                  (34,274)       (19,444)     (165,442)
   Capital expenditures on discontinued operations                                              -       (35,018)      (35,018)
   Proceeds from sale of subsidiaries/demerger, net                                             -         11,577       406,816
   Other items, net                                                                      (10,391)          2,030       (1,410)
--------------------------------------------------------------------------------    -------------   ------------   -----------
   Net cash (used in) provided by investing activities                                   102,440)       (51,000)        84,201
--------------------------------------------------------------------------------    -------------   ------------   -----------
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES:
   Proceeds from issuance of long-term debt                                                     -        (3,437)     (619,720)
   Repayment of long-term debt                                                                  -       (15,771)      (20,464)
   Principal payments under capital leases                                                (1,680)          (304)       (2,547)
   Net increase (decrease) in bank facility and short-term debt                             (113)              -      (14,759)
   Bought own shares                                                                     (49,182)              -             -
   Termination fee, UK leases                                                             (7,831)              -             -
--------------------------------------------------------------------------------    -------------   ------------   -----------
   Net cash used in financing activities                                                 (58,806)       (19,512)     (657,490)
--------------------------------------------------------------------------------    -------------   ------------   -----------
   Effect of exchange rate changes on cash                                                      -              -             -
--------------------------------------------------------------------------------    -------------   ------------   -----------
   Net increase (decrease) in cash and cash equivalents                                  (43,899)          2,221         2,519
   Cash and cash equivalents at beginning of period                                       123,983        121,464       121,464
--------------------------------------------------------------------------------    -------------   ------------   -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                               $ 80,084      $ 123,685     $ 123,983
==============================================================================================================================

(1) THIS INFORMATION HAS BEEN PREPARED BASED ON IFRS. THE INTERIM FINANCIAL INFORMATION FOR 2007 AND 2006 AND THE YEAR ENDED DECEMBER 31, 2006 ARE UNAUDITED.

                       PETROLEUM GEO-SERVICES ASA (1) (2)
                                 SUPPORT TABLES

GENERAL

The Company is a Norwegian limited liability company and has from January 1, 2007 prepared its consolidated financial statements in accordance with International Financial Reporting Standards (``IFRS''). The consolidated interim financial statements have been prepared in accordance with International Accounting Standards (``IAS'') No. 34 Interim Financial Reporting .

(1) Adjusted EBITDA, when used by the Company, means income before income tax expense (benefit) less, other financial items, interest expense, income (loss) from associated companies and depreciation and amortization. EBITDA may not be comparable to other similar titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS' ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non-IFRS measure.

REVENUE DISTRIBUTION BY OPERATING SEGMENT
The distribution of our revenue by operating segment for the periods presented:

                                               Quarter ended         Year ended
                                                  March 31,        December 31,
                                        -----------------------     -----------
                                           2007            2006            2006
-------------------------------------   ---------     ---------     -----------
                                                (In thousands of dollars)

Revenue by operating segments:
  Marine (A)                            $ 270,176     $ 248,566     $ 1,044,475
  Onshore (B)                              81,508        62,535         263,350
  Shared Services/Corporate                 1,266             -           2,652
  Elimination of inter-segment revenues     (460)          (158)          (2,058)
-------------------------------------   ---------     ---------     -----------
  Total                                 $ 352,490     $ 310,943     $ 1,308,419
-------------------------------------   ---------     ---------     -----------
(A) Marine revenue by service type:
    - Multi-client pre-funding           $ 51,089       $ 5,033       $ 131,254
    - Multi-client late sales              41,087        50,493         221,980
    - Contract seismic                    160,850       183,383         635,586
    - Data Processing                      14,572         8,348          46,401
    - Other                                 2,578         1,309           9,254
-------------------------------------   ---------     ---------     -----------
  Total                                 $ 270,176     $ 248,566     $ 1,044,475
-------------------------------------   ---------     ---------     -----------

(B) Onshore revenue by service type:
  - Multi-client pre-funding             $ 22,710       $ 2,967        $ 17,644
  - Multi-client late sales                 5,181         6,799          27,491
  - Contract seismic                       53,617        52,769         218,215
-------------------------------------   ---------     ---------     -----------
  Total                                  $ 81,508      $ 62,535       $ 263,350
-------------------------------------   ---------     ---------     -----------


ADJUSTED EBITDA (2), BY QUARTER 2006
Adjusted EBITDA, for the quarters presented:

                                                             Q1              Q2              Q3              Q4              2006
                                                      ---------        ---------     ----------        ----------      ----------
                                                                                   (In thousands of dollars)
Income before income tax expense (benefit)             $ 88,730         $ 80,663       $ 66,905          $ 74,575       $ 310,873
Add back:
  Other financial items, net                             (3,096)          (7,506)        12,919            (7,265)         (4,948)
  Interest expense                                       18,392           17,981         10,353             6,891          53,617
  Income (loss) from associated companies                   (6)                -            (5)                 1             (10)
---------------------------------------------------   ---------        ---------     ----------        ----------      ----------
  Operating profit                                      104,020           91,138         90,172            74,202         359,532
  Depreciation (a)                                       20,128           19,456         15,962            22,309          77,855
  Amortization of multi-client library (a)               10,214           33,756         56,614            76,337         176,921
---------------------------------------------------   ---------        ---------     ----------        ----------      ----------
Adjusted EBITDA                                       $ 134,362        $ 144,350      $ 162,748         $ 172,848       $ 614,308
---------------------------------------------------   ---------        ---------     ----------        ----------      ----------
(a) Presented combined in the Consolidated Statements of Operations.


ADJUSTED EBITDA (2), BY QUARTER 2007
Adjusted EBITDA, for the quarters presented:

                                                        Q1 2007
---------------------------------------------------   ---------
                                                  (In thousands
                                                    of dollars)
Income before income tax expense (benefit)            $ 118,080
Add back:
  Other financial items, net                             (3,956)
  Interest expense                                        5,162
  Loss from associated companies                            198
---------------------------------------------------   ---------
  Operating profit                                      119,484
  Depreciation  (a)                                      17,200
  Amortization of multi-client library  (a)              47,836
---------------------------------------------------   ---------
Adjusted EBITDA                                       $ 184,520
---------------------------------------------------   ---------

(a) Presented combined in the Consolidated Statements of Operations.

ADJUSTED EBITDA (2), BY OPERATING SEGMENT
The distribution of Adjusted EBITDA by operating segment for the periods presented:

                                               Quarter ended         Year ended
                                                  March 31,        December 31,
                                         -----------------------     -----------
                                           2007            2006            2006
-------------------------------------   ---------     ---------     -----------
                                                (In thousands of dollars)
Marine:
  Operating profit                      $ 114,228     $ 101,635       $ 356,131
  Plus: Depreciation and amortization      41,263        22,870         218,182
-------------------------------------   ---------     ---------     -----------
    Adjusted EBITDA, Marine               155,491       124,505         574,313
-------------------------------------   ---------     ---------     -----------
Onshore:
  Operating profit                       $ 12,320       $ 9,618        $ 29,166
  Plus: Depreciation and amortization      22,977         6,670          33,282
-------------------------------------   ---------     ---------     -----------
    Adjusted EBITDA, Onshore               35,297        16,288          62,448
-------------------------------------   ---------     ---------     -----------
Shared Services/Corporate:
  Operating profit (loss)                $ (7,064)     $ (7,233)     $ (25,765)
  Plus: Depreciation and amortization        796            802           3,312
-------------------------------------   ---------     ---------     -----------
    Adjusted EBITDA, Reservoir/Shared
      Services/Corporate                   (6,268)       (6,431)        (22,453)
-------------------------------------   ---------     ---------     -----------
Total Adjusted EBITDA:
  Operating profit                      $ 119,484     $ 104,020       $ 359,532
  Plus: Depreciation and
     amortization                          65,036        30,342         254,776
-------------------------------------   ---------     ---------     -----------
    Adjusted EBITDA                     $ 184,520     $ 134,362       $ 614,308
-------------------------------------   ---------     ---------     -----------

DEPRECIATION AND AMORTIZATION
Depreciation and amortization consists of the following for the periods presented:

                                               Quarter ended         Year ended
                                                  March 31,        December 31,
                                        -----------------------     -----------
                                           2007            2006            2006
-------------------------------------   ---------     ---------     -----------
                                                (In thousands of dollars)
  Gross depreciation                     $ 21,761      $ 20,195          87,551
  Depreciation capitalized to
    multi-client library                   (4,561)          (67)          (9,696)
  Amortization of multi-client library     47,836        10,214          76,921
-------------------------------------   ---------     ---------     -----------
  Total                                  $ 65,036        30,342       $ 254,776
-------------------------------------   ---------     ---------     -----------

INTEREST EXPENSE
Interest expense consists of the following for the periods presented:

                                               Quarter ended         Year ended
                                                  March 31,        December 31,
                                        -----------------------     -----------
                                           2007            2006            2006
-------------------------------------   ---------     ---------     -----------
                                                (In thousands of dollars)
  Interest expense, gross                $ (7,207)    $ (18,705)       $ (56,440)
  Capitalized interest, multi-client
    library                                   930           313           1,564
  Capitalized interest, construction
    in progress                             1,115             -            1,259
-------------------------------------   ---------     ---------     -----------
  Total                                  $ (5,162)      (18,392)       $ (53,617)
-------------------------------------   ---------     ---------     -----------


OTHER FINANCIAL ITEMS, NET
Other financial items, net consists of the following for the periods presented:

                                               Quarter ended         Year ended
                                                  March 31,        December 31,
                                         -----------------------     -----------
                                           2007            2006            2006
-------------------------------------   ---------     ---------     -----------
                                                (In thousands of dollars)
  Interest income                         $ 2,453       $ 2,309         $ 8,758
  Foreign currency gain (loss)              2,077         2,814           4,023
  Expensed deferred loan costs,
    exstinguished debt                          -             -           (5,063)
  Additional required interests
    relating to UK leases, net of
    fair value adjustment of deferred
    UK lease gain                             576          (410)          2,896
  Other                                    (1,150)       (1,617)          (5,666)
-------------------------------------   ---------     ---------     -----------
  Total                                   $ 3,956       $ 3,096         $ 4,948
-------------------------------------   ---------     ---------     -----------


INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX
Income from discontinued operations, net of tax consist of the following for the periods presented:

                                               Quarter ended         Year ended
                                                  March 31,        December 31,
-------------------------------------   -----------------------     -----------
                                           2007            2006            2006
-------------------------------------   ---------     ---------     -----------
                                                (In thousands of dollars)
  Income from discontinued
    operations, pretax                        $ -      $ 12,323         $ 14,168
  Gain on sale of shares in Petrojarl           -             -           27,127
  Petrojarl demerger costs                      -             -          (10,055)
  Net gain on sale of Pertra (sold 2005)        -             -              302
  Additional proceeds sale of Atlantis
    (sold 2003)                                 -         3,000            3,000
  Additional proceeds sale of
    Production Group Ltd.(sold 2002)            -             -              500
  Final settlement sale of
    PGS Tigress (sold 2003)                     -             -            (254)
  Income tax (expense) benefit                  -        (4,059)          (2,503)
-------------------------------------   ---------     ---------     -----------
  Total                                       $ -      $ 11,264         $ 32,285
-------------------------------------   ---------     ---------     -----------

MULTI-CLIENT LIBRARY, NET
The net book-value of the multi-client library by year of completion is as follows:
                                                 March 31,        December 31,
                                                      2007                2006
---------------------------------------------  -----------         -----------
                                                     (In thousands of dollars)
Completed during 2002                               21,004              21,004
Completed during 2003                               12,574              12,660
Completed during 2004                                2,199               2,463
Completed during 2005                                5,107               5,336
Completed during 2006                                3,825               7,527
Completed during 2007                                1,599                   -
---------------------------------------------  -----------         -----------
 Completed surveys                                  46,308              48,990
Surveys in progress                                 61,047              43,847
---------------------------------------------  -----------         -----------
Multi-client library, net                        $ 107,355            $ 92,837
---------------------------------------------  -----------         -----------


MULTI-CLIENT LIBRARY, KEY FIGURES
Multi-client library key figures, by segment for the periods presented:

                                                        Quarter ended           Year ended
                                                          March 31,           December 31,
                                                 --------------------------    -----------
                                                        2007           2006           2006
---------------------------------------------    -----------    -----------    -----------
                                                              (In thousands of dollars)
Marine:
 Multi-client pre-funding  (a)                      $ 51,089        $ 5,033      $ 131,254
 Multi-client late sales  (a)                         41,087         50,493        221,980
 Cash investment in multi-client library  (b)         41,254          7,675         88,301
 Capitalized depreciation (non-cash)                   3,885             67          8,693
 Amortization of multi-client library (c)             27,402          7,745        157,832
Onshore:
 Multi-client pre-funding  (a)                      $ 22,710        $ 2,967       $ 17,644
 Multi-client late sales  (a)                          5,181          6,799         27,491
 Cash investment in multi-client library  (b)         16,515          2,464         32,420
 Capitalized depreciation (non-cash)                     676              -          1,003
 Amortization of multi-client library (c)             20,439          2,474         19,109
Elimination:
 Cash investment in multi-client library  (b)              6              6             24
 Amortization of multi-client library (c)                 (5)            (5)           (20)
TOTAL MULTI-CLIENT LIBRARY, KEY FIGURES:
  Multi-client pre-funding  (a)                     $ 73,799        $ 8,000      $ 148,898
  Multi-client late sales  (a)                        46,268         57,292        249,471
  Cash investment in multi-client library  (b)        57,775         10,145        120,745
  Capitalized depreciation (non-cash) (d)              4,561             67          9,696
  Amortization of multi-client library (c)            47,836         10,214        176,921
---------------------------------------------    -----------    -----------    -----------

(a) See Revenue Distribution by Operating Segment above.
(b) See Consolidated Statements of Cash Flows.
(c) See reconciliation of Adjusted EBITDA above.
(d) See Depreciation and amortization above.


CAPITAL EXPENDITURE
Capital expenditures were as follows for the periods presented:

                                                        Quarter ended           Year ended
                                                          March 31,           December 31,
                                                 --------------------------    -----------
                                                        2007           2006           2006
---------------------------------------------    -----------    -----------    -----------
                                                              (In thousands of dollars)
Marine                                              $ 31,400       $ 16,959      $ 146,490
Onshore                                                2,533          1,991         16,676
Shared Services/Corporate                                341            494          2,276
---------------------------------------------    -----------    -----------    -----------
 Total                                              $ 34,274       $ 19,444      $ 165,442
---------------------------------------------    -----------    -----------    -----------


CONSOLIDATED STATEMENTS OF OPERATIONS FOR 2006, BY QUARTER

                                                                Q1           Q2           Q3           Q4          2006
-------------------------------------------------------     ----------   ----------   ----------   ----------   ----------
                                                                                (In thousands of dollars)
Revenues                                                     $ 310,943    $ 310,420    $ 326,054    $ 361,002  $ 1,308,419
-------------------------------------------------------     ----------   ----------   ----------   ----------   ----------

Cost of sales (a)                                              159,603      147,450      142,959      169,259      619,271
Research and development costs (a)                               3,032        3,909        2,327        3,222       12,490
Selling, general and administrative (a)                         13,946       14,711       18,020       15,673       62,350
Depreciation and amortization                                   30,342       53,212       72,576       98,646      254,776
-------------------------------------------------------     ----------   ----------   ----------   ----------   ----------
Total operating expenses                                       206,923      219,282      235,882      286,800      948,887
-------------------------------------------------------     ----------   ----------   ----------   ----------   ----------
Operating profit                                               104,020       91,138       90,172       74,202      359,532
Income (loss) from associated companies                              6            -            5           (1)          10
Interest expense                                               (18,392)     (17,981)     (10,353)      (6,891)     (53,617)
Other financial items, net                                       3,096        7,506      (12,919)       7,265        4,948
-------------------------------------------------------     ----------   ----------   ----------   ----------   ----------
 Income before income tax expense (benefit)                     88,730       80,663       66,905       74,575      310,873
Income tax expense (benefit)                                    14,906       30,103      (87,508)     (12,085)     (54,584)
-------------------------------------------------------     ----------   ----------   ----------   ----------   ----------
 Income from continuing operations                              73,824       50,560      154,413       86,660      365,457
Income (loss) from discontinued operations, net of tax          11,264      (16,487)      35,612        1,896       32,285
-------------------------------------------------------     ----------   ----------   ----------   ----------   ----------
 NET INCOME                                                    $85,088      $34,073     $190,025      $88,556     $397,742
-------------------------------------------------------     ----------   ----------   ----------   ----------   ----------
Net income attributable to minority interests                       57        1,723           (2)       1,228        3,006
-------------------------------------------------------     ----------   ----------   ----------   ----------   ----------
 NET INCOME TO EQUITY HOLDERS OF PGS ASA                       $85,031      $32,350     $190,027      $87,328     $394,736
-------------------------------------------------------     ----------   ----------   ----------   ----------   ----------

(a) Excluding depreciation and amortization, which is shown separately.

SHAREHOLDERS' EQUITY

                                                                                                  Cumulative
                                                                                                 translation
                                                      Common  Additional Accumulated                adjustm.                   Share
                                                       stock     paid-in    earnings         Own   and other    Minority    holders'
                                                   par value     capital   (deficit)      shares    reserves    interest      equity
------------------------------------------------    --------    --------    --------    --------    --------    --------    --------
                                                                                    (In thousands of dollars)
Balance at January 1, 2006, IFRS transition          $85,714    $287,576    $233,680          $-     $(6,347)     $1,049    $601,672
Net income Q1                                              -           -      85,031           -                      57      85,088
Dividends to minority interest                             -           -           -           -           -      (1,926)    (1,926)
Cumulative translation adjustment and other reserves       -           -           -           -       5,329       1,869       7,198
------------------------------------------------    --------    --------    --------    --------    --------    --------    --------
Balance March 31, 2006                                85,714     287,576     318,711           -      (1,018)      1,049     692,032
Net income Q2                                              -           -      32,350           -           -       1,723      34,073
Dividends to minority interest                             -           -           -           -           -      (1,723)    (1,723)
Demerger Petrojarl 29, 2006                          (17,143)    (31,558)   (350,699)          -         428      (1,049)  (400,021)
Cumulative translation adjustment and other reserves       -           -           -           -       3,320           -       3,320
------------------------------------------------    --------    --------    --------    --------    --------    --------    --------
Balance June 30, 2006                                 68,571     256,018         362           -       2,730           -     327,681
Net income Q3                                              -           -     190,027           -           -          (2)    190,025
Employee share options                                     -       2,138           -           -           -           -       2,138
Cumulative translation adjustment and other reserves       -           -           -           -      (8,102)          2     (8,100)
------------------------------------------------    --------    --------    --------    --------    --------    --------    --------
Balance September 30, 2006                            68,571     258,156     190,389           -      (5,372)          -     511,744
Net income Q4                                              -           -      87,328           -           -       1,228      88,556
Share capital conversion, December 13, 2006            9,637      (9,637)          -           -           -           -           -
Reduction share premium reserve, December 31, 2006         -    (132,282)    132,282           -           -           -           -
Dividends to minority interest                             -           -           -           -           -      (1,223)    (1,223)
Employee share options                                     -       2,012           -           -           -           -       2,012
Cumulative translation adjustment and other reserves       -           -           -           -        (946)         (5)      (951)
------------------------------------------------    --------    --------    --------    --------    --------    --------    --------
Balance at December 31, 2006                          78,208     118,249     409,999           -      (6,318)          -     600,138
Net income Q1                                              -           -      98,348           -           -                  98,348
Employee share options                                     -       1,885           -           -           -           -       1,885
Acquired own shares                                        -           -           -     (49,182)          -           -    (49,182)
Cumulative translation adjustment and other reserves       -           -           -           -        (803)          3       (800)
------------------------------------------------    --------    --------    --------    --------    --------    --------    --------
BALANCE AT MARCH 31, 2007                            $78,208    $120,134    $508,347    $(49,182)    $(7,121)         $3    $650,389
------------------------------------------------    --------    --------    --------    --------    --------    --------    --------


NET INTEREST BEARING DEBT
Reconciliation of net interest bearing debt:

                                                          March 31,           December 31,
                                                 --------------------------    -----------
                                                        2007           2006           2006
---------------------------------------------    -----------    -----------    -----------
                                                              (In thousands of dollars)
Cash and cash equivalents                             80,084        123,685        123,983
Restricted cash (current and long-term)               30,471         28,994         18,725
Short-term debt and current portion of
 long-term debt                                      (12,914)       (22,790)       (13,027)
Capital lease obligations
 (current and long-term)                             (12,238)       (18,485)       (13,918)
Long-term debt (reduced by deferred loan cost)      (306,335)      (908,588)      (306,063)
---------------------------------------------    -----------    -----------    -----------
 Total                                            $ (220,932)    $ (797,184)    $ (190,300)
---------------------------------------------    -----------    -----------    -----------


                 RECONCILIATION TO US GAAP FINANCIAL STATEMENT

IFRS differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). Tables below describes the primary differences between IFRS and US GAAP 2006 net income and equity as of December 31, 2006. The IFRS transition document released April 20, 2007, describe the IFRS accounting policies and further details related to the primary changes to the Company'sconsoldiated financial statements.



RECONCILIATION OF NET INCOME FOR 2006 PRESENTED IN ACCORDANCE WITH US GAAP TO IFRS:

                                                 Quarter ended       Year ended
                                                     March 31,      December 31,
                                                       2006             2006
                                                    -----------     -----------
                                                      (In thousands of dollars)
-----------------------------------------------     -----------     -----------
Net income US GAAP- reported                           $ 70,311        $ 298,577
-----------------------------------------------     -----------     -----------
  Minority interest                                          57            3,006
Net income from continuing operations                    70,368          301,583
-----------------------------------------------     -----------     -----------
  Multi-client library, net                                 394         (41,927)
  Capitalization of steaming and mobilization costs      (2,556)         (3,261)
  Property and equipment, depreciation                   (2,209)         (9,399)
  Capitalization of development costs                       288            5,308
  Defined benefit plans (pension)                             -            (710)
  Share options cost                                          -          (2,048)
  UK lease interest differential obligation,
    fair value adjustment                                 1,721            5,585
  Other intangible assets, elimination
    of US GAAP fresh-start effects                          947            1,913
  Deferred income tax, elimination of
    US GAAP fresh-start effects                          13,797          178,282
  Other                                                    (402)           (674)
  Discontinued operations                                 2,740           6,910)
-----------------------------------------------     -----------     -----------
Net Income IFRS                                        $ 85,088        $ 397,742
-----------------------------------------------     -----------     -----------


RECONCILIATION OF EQUITY FOR 2006 PRESENTED IN ACCORDANCE WITH US GAAP TO IFRS:

                                                     March 31,      December 31,
                                                       2006             2006
                                                     -----------     -----------
                                                      (In thousands of dollars)
-----------------------------------------------     -----------     -----------
Shareholders' equity US GAAP- reported                $ 404,914        $ 444,848
-----------------------------------------------     -----------     -----------
  Minority interest                                         786                -
Shareholders' equity and minority interest US GAAP      405,700          444,848
-----------------------------------------------     -----------     -----------
  Multi-client library, net                               4,677           43,431
  Capitalization of steaming and mobilization costs       6,133            5,428
  Property and equipment, net                           101,225           92,508
  Capitalization of development costs                       288            5,308
  Defined benefit plans (pension)                        (2,384)           8,941
  Share options cost                                          -             (200)
  UK lease interest differential obligation,
    fair value adjustment                                (9,530)          (4,141)
  Other intangible assets, elimination of
    US GAAP fresh-start effects                         (17,769)               -
  Other                                                   4,202            4,015
  Discontinued operations                               199,490                -
-----------------------------------------------     -----------     -----------
Total equity IFRS                                     $ 692,032        $ 600,138
-----------------------------------------------     -----------     -----------

NEW POLICIES AND STANDARDS ADOPTED IN Q1 2007.


Petroleum Geo-Services ASA and its subsidiaries (together, ``the Company'' or ``PGS'') is a technological focused oilfield service company principally involved in providing geophysical services worldwide. PGS provides a broad range of geophysical and reservoir services, including seismic data acquisition, processing, interpretation and field evaluation.


The Company has, effective January 1, 2007 added a new threshold (45 %) to the amortization categories applied for the multi-client library. As a consequence the Company now categorizes its multi-client surveys into four amortization categories with amortization of 90%, 75%, 60% or 45 % of sales amounts. Classification of a project into a rate category is based on the ratio of its remaining net book value to its remaining sales estimates. Each category therefore includes surveys as to which the remaining book value as a percentage of remaining estimated sales is less than or equal to the amortization rate applicable to that category.


The Company has not early adopted any new standards. The Company has adopted the following new and amended IFRS and IFRIC interpretations from January 1, 2007. Adoption of these revised standards and interpretations did not have any effect on the consolidated financial statements of the Company for Q1 2007, but will for the most part impact the disclosures given in the annual report for 2007.

[BLOB] IAS 1 (Amendment), Presentation of Financial Statements - Capital Disclosures. The amendment requires additional disclosures to enable users of the financial statements to evaluate the Company's objectives, policies and processes for managing capital.

[BLOB] IFRS 7 - Financial Instrument: Disclosures. IFRS 7 introduces new disclosures to improve the information about financial instruments.

[BLOB] IFRIC 7 - Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies. IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period.

[BLOB] IFRIC 8 - Scope of IAS 2. IFRIC 8 requires consideration of transactions involving the issuance of equity instruments - where the identifiable consideration received is less than the fair value of the equity instruments issued - to establish whether or not they fall within the scope of IFRS 2.

[BLOB] IFRIC 9 - Reassessment of Embedded Derivatives. IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

[BLOB] IFRIC 10 - Interim Financial Reporting and Impairment. IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

     May 14, 2007                            /s/ CHRISTOPHER MOLLERLOKKEN
------------------------               -----------------------------------------
        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager